Exhibit 99.1

News

Merisel, Inc. Announces Fourth Quarter and Full Year 2011 Results

(In thousands except per share amounts)

New York, New York – March 30, 2012 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the fourth quarter and full year ended December 31, 2011.

The Company reported net income available to common stockholders of $642 or $0.09 per share and a net loss available to common stockholders of ($2,451) or ($0.34) per share for the three and twelve month periods ended December 31, 2011, respectively, as compared to net income available to common stockholders $1,171 or $0.16 per share and a loss available to common stockholders of ($1,475) or ($0.20) per share for the three and twelve month periods ended December 31, 2010, respectively.  Revenues for the three and twelve months ended December 31, 2011, were $20,462 and $69,652, respectively, as compared to $21,889 and $71,946 for the same periods in 2010.

The Company noted that the fourth quarter results were impacted by costs to relocate its New York City manufacturing facility to the new Carlstadt, New Jersey location and the full year results include these costs and the cost to relocate its Edison, New Jersey facility to Carlstadt during the third quarter.  The move was completed in January, 2012 and material cost reductions and efficiencies will begin to be realized in 2012 and beyond.

During the March, 2012 the Company completed negotiations with its NYC landlord to terminate its current leases and enter into a new lease for a different floor in the same building for its creative services unit and sales, marketing and admin operations.  Under the terms of termination agreement, the Company will make termination payments by continuing to pay rent and certain related charges under the current leases through the end of 2012 and will make additional payments at various times through December 31, 2012.  The Company anticipates taking a lease termination and abandonment charge for the non-utilized terminated space during the first quarter of 2012.

“The consolidation of our manufacturing facilities into Carlstadt along with the termination of our New York City leases for the manufacturing space we were obligated to was a long time in the making and significantly reduces our real estate costs into the future.” stated Donald R. Uzzi Chairman and CEO.

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of March 30, 2012. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, which is on file with the SEC and available on the SEC’s website at www.sec.gov

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Net sales	$20,462	$21,889	$69,652	$71,946

Cost of sales	11,908	11,452	41,839	41,672

Gross profit	8,554	10,437	27,813	30,274

Selling, general & administrative expenses	7,152	8,401	27,957	28,810

Operating income (loss)	1,402	2,036	(144)	1,464

Interest expense, net	755	55	2,333	429

Income (loss) before provision (benefit) for income tax	647	1,981	(2,477)	1,035

Income tax provision (benefit)	5	131	(26)	(126)

Net income (loss)	642	1,850	(2,451)	1,161

Preferred stock dividends	-	679	-	2,636
Net income (loss) available to common stockholders	$642	$1,171	$(2,451)	$(1,475)

Income (loss) per share (basic and diluted):
Net income (loss) available to common stockholders	$0.09	$0.16	$(0.34)	$(0.20)

Weighted average number of shares
Basic	7,215	7,215	7,215	7,214
Diluted	7,215	7,215	7,215	7,214